February 19, 2007

VIA EDGAR

Ms. Nili Shah

Accounting Branch Chief

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-7010

RE:	Bassett Furniture Industries, Incorporated
Form 10-K for Fiscal Year Ended November 26, 2005
Filed January 30, 2006
Form 10-Q for the Quarterly Period ended August 26, 2006
Filed October 5, 2006
File No. 000-00209

Dear Ms. Shah:

We have received your response letter dated November 21, 2006, providing additional comments on our letter to you dated September 8, 2006, and on our 10-Q for the quarterly period ended August 26, 2006. We appreciate your willingness to discuss and clarify your comments during the conference calls that were held on December 18, 2006, January 9, 2007, January 16, 2007 and February 6, 2007. These calls were very helpful in bringing these remaining issues to resolution and in our understanding of the process associated with the restatements. The responses contained in this response letter were incorporated into our 2006 Annual Report on Form 10-K filed on February 13, 2007.

In connection with responding to your comments, we hereby acknowledge the following:

•	The Company is responsible for the adequacy and accuracy of the disclosures in our filings with the Commission;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Each of your comments has been repeated below (in bold type) with our response directly after it.

Form 10-K for the year ended November 26, 2005

(Our response amounts in thousands)

8. Income Taxes, page F-26

1.	We have reviewed your response to our prior comment 3 from our letter dated August 11, 2006. In your amended filing, please ensure that your related tax disclosures address each of these items for each of the three years presented in your filing.

Response: The Company included the following disclosures related to its income tax contingencies for all periods presented in its 2006 Annual Report on Form 10-K.

We have $1,040 and $971 in income tax reserves as of November 25, 2006, and November 26, 2005, respectively. Despite our belief that our tax return positions are fully supportable, reserves are established in accordance with Statement of Financial Accounting Standards No. 5, “Accounting for Contingencies”, where we believe that certain tax positions are likely to be challenged and we may not fully prevail in overcoming these challenges. We may adjust these reserves as relevant circumstances evolve, such as guidance from the relevant tax authority, our tax advisors, or resolution of issues in the courts. Our tax expense includes the impact of reserve positions and changes to reserves that we consider appropriate, as well as related interest. In fiscal 2006, our tax expense was increased $439 related to certain state tax matters and interest on certain timing differences and was decreased $370 related to the resolution of certain partnership accounting issues resulting in a net increase to the tax reserves of $69. In fiscal 2005, our tax expense was increased $163 related to interest on certain timing differences and was decreased $528 primarily related to the resolution of certain partnership accounting issues, state tax matters and permanent deductions resulting in a net decrease to the tax reserves of $365. In fiscal 2004, our tax expense was increased $281 related to the uncertainty of certain permanent deductions and interest on certain timing differences and was decreased $74 for the resolution of certain state tax matters. Our reserve also decreased by $1,289 as a result of a settlement payment. We also cannot predict when or if any other future tax payments related to these tax positions may occur. Therefore, all of the reserves for these positions are classified as current liabilities in our balance sheet.

The changes in the tax reserves were also disclosed in the income tax rate reconciliation within the income tax note in the 2006 Annual Report on Form 10-K.

14. Acquisition of Retail Licensee Stores, page F-30

2.	We note that you acquired three retail licensee stores during 2005. We further note that as part of your purchase accounting for these stores, you recognized a charge of $4,204 in your income statement consisting of a charge to eliminate the gross profit margin on inventory you re-acquired from the licensee stores, a charge to write off the debit minority interest balance, a credit from the reversal of an allowance on accounts receivable and notes receivable from the licensee stores, and a charge to write off a portion of goodwill. In your response dated November 3, 2006, you state that your approach was to record the purchase transactions to ensure that the assets acquired and the liabilities assumed were recorded in accordance with SFAS 141 and EITF 04-01 at fair value in the opening balance sheet. In addition, you state in your November 3, 2006 response that you valued the goodwill associated with these acquisitions based on the independent valuations that you obtained based on the store level retail return projected for these stores similar to what a third party would have expected to receive from such a purchase.

However, we do not believe that the charges and credits you recognized in your income statement upon an acquisition are appropriate. EITF 04-I addresses the accounting for preexisting relationships between the parties to a business combination such as an executory contract or the reacquisition of the right to use the acquirer’s recognized or unrecognized intangible assets, rather than the acquisition of tangible assets such as property, equipment and inventory. In addition, paragraph 43 of SFAS 141 discusses that goodwill is the excess of the cost of an acquired entity over the net of the amounts assigned to assets acquired and liabilities assumed. This literature assesses what you actually paid, not what a third party would pay. This point is further demonstrated in footnote 16 of paragraph 23 of SFAS 142 which states that substantial value may arise from the ability to take advantage of synergies and other benefits that flow from control over another entity and therefore an acquiring entity often is willing to pay more to obtain a controlling interest. Finally, paragraphs B69 and B70 of SFAS 142 indicate that it is highly unusual to immediately write-off goodwill upon acquisition.

Accordingly, we believe that you should have accounted for the acquisitions as follows, instead of recognizing the $4,204 charge upon acquisition:

•	Goodwill should be measured at consideration paid less the fair value of net liabilities acquired and then it should be adjusted for the bullet points below.

•	Inventory should be valued in accordance with paragraph 37(c) of SFAS 141. Consequently, there should be no elimination of gross profit margin.

•	Allowances on accounts receivable and notes receivable from the acquirees should be reversed to goodwill.

•	The debit minority interest balance should be written off to goodwill.

As such, please restate your Form 10-K for the year ended November 26, 2005, and Form 10-Q for the quarters ended February 25, 2006, May 27, 2006, and August 26, 2006.

In addition, please ensure that the calculations and disclosures in your filings are consistent with the response you have provided to us. For example, we note the following:

•

You have stated that the book value and fair value of assets acquired are the same, except for inventories. However, if this is the case, the amounts provided in response 5 of your response letter dated September 8, 2006, would agree to your disclosures on page F-31 of your Form 10-K for the year ended November 26, 2005. We are unable to reconcile these amounts.

•

In addition, in comment 12 in your letter dated May 5, 2006, you state that the fair market value of net liabilities acquired prior to recording goodwill and identifiable intangible assets was $3,497. However, we are unable to recalculate this amount based on the book values provided to us in comment 5 of your response letter dated September 8, 2006, which you have indicated is fair value.

•

Further on page F-30 of your Form 10-K for the year ended November 26, 2005, you state that the acquired inventory was valued at $5,774, net of intercompany profit elimination. However, we are unable to recalculate this amount based on the net book value provided to us in response to comment 5 in your response letter dated September, 8, 2006 which is $7,848 less the charge you recognized of $3,054 as stated in response to comment 12, #2 in your response letter dated May 5, 2006.

Accordingly, as part of your response, please provide us with a table that calculates the amount of goodwill that you recognize in your amended financial statements. The table should take the following format:

Consideration:		Cash	$1,050
		Notes Receivable Conversion	2,500

			$3,550

Net Liabilities		Cash	946
Acquired:		Inventory	7,848 *
		Current Assets	972
		Intangible Assets	710
		Note Receivable from owner in NY	xxxx
		PP&E	2,380
		Other	193

			13,049

		Accounts Payable to Bassett	(11,874)
		Other Accounts Payable	(6,635)
		Debt	(2,414)
		Notes Payable	(1,680)**

			(22,603)

		Net Liability Acquired	(9,554)

Goodwill	13,104
Adjustment
	(3,050)		A/R allowance reversed
	(1,536)		N/R allowance reversed
	xxxx		Write off minority interest debit balance***

Goodwill	8,518

Recognized

*	Please adjust this amount to reflect the value of the inventory, based on paragraph 37(c) of SFAS 141.
**	This amount reflects notes payable to Bassett of $4,180 less the $2,500 notes that were converted to equity, based on your response to prior comment 5 in your letter dated September 8, 2006
***	Please provide us with your calculation of the minority interest debit balance, based on the net liabilities of each of three stores you acquired and the ownership percentages you acquired.

Response:

Following the discussion on the December 18, 2006 conference call with the Staff, the Company concurs with the accounting treatment as specified by the Staff. In the 2006 Annual Report, the Company restated its 2005 financial statements to reflect an estimated fair value for the inventory acquired of $8,336 which is a $2,562 increase to the previously reported inventory values and a $488 increase over the licensees’ book value. The statement of income for 2005 and the quarterly financial information for 2005 and 2006 as restated also reflect a lower gross margin as the written up values flow through the cost of sales. Goodwill in the amount of $3,967 was recorded which is $1,837 greater than the previously reported goodwill. Please see the following attachments to this letter:

Exhibit 1	Footnote 2 to our 2006 Annual Report on Form 10-K describing the restatement associated with the purchase accounting adjustments. This footnote also contains the restatement adjustments associated with our Supplemental Retirement Income Plan (restatement not covered by this SEC Staff comment letter—See Notes 2 and 12 to the 2006 Annual Report on Form 10-K) that we discussed with you in a separate conference call on February 6, 2007.
Exhibit 2	Footnote 15 to our 2006 Annual Report of Form 10-K describing the acquisitions and the accounting associated with them.
Exhibit 3	Purchase price allocation table for the acquisitions.

In determining the appropriate value for the inventory, the Company followed the guidance in paragraph 37(c) of SFAS 141. The value assigned was highly impacted by the composition of the inventory acquired. Almost 70% of the inventory consisted of floor samples, store inventories and accessories that are used to market the retailers’ products at store locations. This inventory typically remains on the floor until a furniture line or merchandise change is made or the display needs to be replaced due to normal wear and tear. When replaced or sold, this inventory is typically sold at clearance prices which is below normal retail prices but generally above wholesale value. Approximately 10% of the inventory consisted of product returns and other clearance inventory held in warehouses. Again, this inventory would typically be sold at clearance prices. The remainder of the inventory primarily consisted of warehouse inventory held for customer orders that would be sold at a full retail gross margin.

The Company has reconciled all amounts disclosed in the previous acquisition footnote to those amounts previously provided in the Company’s comment letter responses. The $3,054 disclosed as the elimination of intercompany profit on inventory in the Company’s response to the initial comment letter should have been disclosed as $2,074. This difference has no effect on the actual accounting for the transactions. See also Exhibit 3 for the full reconciliation of the purchase price allocation.

3.	In light of the significance of your revised goodwill, as well as the deteriorating performance of your retail segment, please revise your critical accounting policies to discuss the following regarding your goodwill impairment tests:

•	Discuss why you believe your goodwill is recoverable, despite the performance of your retail segment.

•	Disclose each reporting unit that has an estimated fair value that does not materially exceed the carrying value, stating the amount of headroom and the amount of goodwill at risk for impairment.

•	Disclose the material assumptions used to estimate fair value, including any uncertainties or risks associated with these assumptions.

•	Provided a sensitivity analysis of a change in these assumptions.

Response:

The critical accounting policies in the Company’s 2006 Annual Report on Form 10-K were revised to include the following:

Goodwill – As specified in Statement of Financial Accounting Standards (SFAS) No. 141, “Accounting for Business Combinations”, goodwill represents the excess of the purchase price over the value assigned to tangible assets and liabilities and identifiable intangible assets of businesses acquired. SFAS No. 142, “Goodwill and Intangible Assets”, requires that goodwill be reviewed for impairment annually or whenever events or changes in business circumstances indicate that the carrying value of the assets may not be recoverable. Our policy is to perform the annual impairment analysis as of the beginning of our fiscal fourth quarter. SFAS No. 142 also requires that the assets and liabilities acquired and the resulting goodwill be allocated to the entity’s respective reporting units. We have identified three reporting units for our business: Wholesale, Retail and Real Estate/Investments.

The required impairment test is a two step process. The first step compares the carrying value of each reporting unit that has goodwill with the estimated fair value of the respective reporting unit. Should the carrying value of a reporting unit be in excess of the estimated fair value of that reporting unit, the second step is performed whereby we must calculate the implied fair value of goodwill by deducting the fair value of all tangible and intangible net assets of the reporting unit from the fair value of the reporting unit. This second step represents a hypothetical purchase price allocation as if we had acquired the reporting unit on that date. Our impairment methodology uses a discounted cash flow analysis requiring certain assumptions and estimates to be made regarding future profitability of the reporting unit and industry economic factors. The projected cash flows used for our analysis were based primarily on the Company’s three-year operating plan. While we believe such assumptions and estimates are reasonable, the actual results may differ materially from the projected amounts.

The Company also included the following discussion in MD&A regarding the results of the goodwill impairment test and the resulting $1,359 charge to write-off the goodwill associated with the retail reporting unit:

During 2006, we recorded an impairment charge of $1,359 to write-off our goodwill associated with the retail reporting unit. The overall retail environment and, in particular, the markets in which our Company-owned stores operated, softened during 2006 considerably more than we had anticipated. In addition, our strategy to streamline and standardize operations to reduce overhead and other costs has taken more time than we expected to implement. High gasoline costs, rising interest rates and decreased housing starts contributed to the difficult furniture retail environment. These factors led to increased promotional discounts on our products in an attempt to maintain sales volumes and resulted in a significant increase in the operating losses for our Company-owned stores. We do believe that our retail operations will improve and that operating losses will be reduced in 2007. Our plan is to achieve a break-even level by 2009. However, because of the magnitude of the losses expected in 2007 and 2008, our discounted cash flow analysis indicates that the retail goodwill is impaired.

Our discounted cash flow analysis of the goodwill associated with our wholesale reporting unit indicated that the carrying value was realizable from future cash flows and that the fair value of the reporting unit was in excess of 125% of the book value. This analysis was based primarily on our three-year operating plan that assumes slightly improved market conditions, a relatively healthy network of BFD stores and a more efficient operating model for our Company-owned stores. While we believe the assumptions are reasonable, the actual results may differ materially from the projected amounts. Even with a 10% decrease to the cash flow estimates, the fair value would still be in excess of 110% of the book value. Our wholesale segment, which has a long and profitable history, is increasingly dependent on the health of our overall BFD network. As previously mentioned, we recently hired a new executive with significant retail experience to lead our retail organization.

4.	We have reviewed your response to our prior comment 7 from our letter dated June 21, 2006. You cite ARB 51, paragraph 15 as the accounting literature that you have followed to account for the earnings and losses attributable to the minority shareholders subsequent to the date of your acquisition. However, ARB 51, paragraph 15 does not address the accounting when a deficit minority interest exists at the time a subsidiary is acquired. When a deficit minority interest exists at the time a subsidiary is acquired, it should be valued at zero, as stated above. Subsequent profits applicable to the minority interest should then be credited to goodwill to the extent of the original deficit interest. Please revise your filings accordingly.

Response: The Company respectfully advises the Staff that it concurs with the above accounting for the deficit in minority interest. At the time of the acquisitions, the Company appropriately valued minority interest at $0. To date there have been no profits associated with the acquired entities, consequently the Company has absorbed 100% of those losses. Subsequent to the initial acquisitions, the Company has acquired the remaining interests in the licensees. Consequently, there is no longer any minority interest to consider.

Consolidated Statements of Cash Flows, Page F-17

5.	We have reviewed your response to our prior comment 1 from our letter dated August 11, 2006 and note that the amount of the reclassification from cash flows from operating activities to cash flows from investing activities for 2005 and 2004 would be $828 and $622, respectively. In consideration of your first bullet point, that the amount of reclassification would be 6.8% of your net cash provided by operating activities, it is unclear to us how you determined that this percentage is not material. Further, your fifth bullet point that states that the net cash inflows from notes receivables was clearly disclosed separately in your consolidated statements of cash flows is also unclear to investors because both the cash outflows and cash inflows related to these notes receivables were combined in your cash flows from operating activities. Therefore, please restate your statement of cash flows to reclassify these cash inflows from notes receivable to your net cash provided by investing activities.

Response:

The Company concurs with the accounting treatment recommended by the Staff. Specifically, the Company disclosed in cash flows from operations in its 2006 Annual Report on Form 10-K “cash received on licensee notes for operating activities” of $23 and $208 for fiscal 2005 and 2004, respectively. As provided in previous responses, these notes receivable related to inventory sold to 2 BFD licensees and originated as a reclassification from accounts receivable (a non-cash transaction). Consequently, there have been no cash outflows recognized related to the notes. The Company also disclosed the net cash inflows of $828 and $622 in the investing activities for 2005 and 2004, respectively, for those notes that do not relate to inventory. See Exhibit 1 for the restated cash flow statements.

6.	We remind you that when you file your restated Form 10-K for November 26, 2005, and your restated Form 10-Q for the quarters ended February 25, 2006, May 27, 2006, and August 26, 2006, you should appropriately address the following:

•	An explanatory paragraph in the audit opinion,

•	Full compliance with SFAS 154, paragraphs 25 and 26,

•	Fully update all affected portions of the document, including MD&A, selected financial data, and quarterly financial data

•	Item 9A disclosures that include the following:

•	A discussion of the restatement and the facts and circumstances surrounding it,

•	How the restatement impacted the CEO and CFO’s conclusions regarding the effectiveness of their disclosure controls and procedures,

•	Changes to internal controls over financial reporting to prevent future misstatements of a similar nature Refer to Items 307 and 308(c) of Regulation S-K

•	Updated reports from management and your independent auditors regarding your internal controls over financial reporting.

•	Updated certifications

Please be advised that you are required to disclose the information listed under Item 4.02(a) of Form 8-K within four days of your conclusion that previously issued financial statements cannot be relied upon.

Response:

As was discussed during the December 18, 2006 conference call with the Staff, the Company consulted both its legal counsel and independent registered public accounting firm and confirmed that the restatements could be made as part of the filing of the 2006 Annual Report on Form 10-K. This entailed a separate footnote in the financial statements describing the restatements (see Exhibit 1) and included revised disclosures in MD&A, selected financial data and the quarterly results of operations. Since an amended filing was not necessary, the previously issued management report on internal control over financial reporting, accountant’s report and CEO and CFO certifications were not reissued for 2005.

The Company considered the restatements associated with the 2005 acquisitions along with the restatements associated with the Supplemental Retirement Income Plan, in its evaluation of both its disclosure controls and internal controls over financial reporting. In both cases, the Company concluded that its respective control systems were not effective as of November 25, 2006 due to the lack of sufficient management control processes and accounting personnel to ensure that certain non-routine transactions are properly accounted for and disclosed. These conclusions were included in the Company’s Item 9A disclosure and management’s report on internal control over financial reporting in the 2006 Annual Report on Form 10-K along with the remediation plan outlining the actions the Company intends to take to address the material weakness in controls.

The Company respectfully advises the Staff that the Company filed a Form 8-K for each restatement within four business days of its conclusion that a restatement was necessary.

Form 10-Q for the Quarterly Period Ended August 26, 2006

7.	Please tell us your consideration of paragraphs 41-43 of SFAS 144 and EITF 03-13 in determining that your Weiman disposition should not be reflected as a discontinued operation.

Response: The Company respectfully advises the Staff that it considered the guidance in SFAS 144 and EITF 03-13 when evaluating the disposition of the Weiman plant. However, the Company concluded that the disposition was not material and that no disaggregated reporting was necessary.

	Weiman	Total Segment	% of Wholesale Segment	Total Company (excludes restructuring charges)	% of Total Company
Assets (as of May 27, 2006)	$1,564	$151,054	1.0%	$313,412	0.5%
Sales
2006 (6 months ended May 27, 2006)	2,522	151,729	1.7%	174,152	1.5%
2005	6,376	301,252	2.1%	335,207	1.9%
2004	8,040	289,953	2.8%	315,654	2.5%
Operating income (loss)
2006 (6 months ended May 27, 2006)	(322)	7,190	4.5%	2,570	12.5%
2005	(676)	9,645	7.0%	7,547	9.0%
2004	(272)	3,703	7.3%	7,787	3.5%
Pretax income
2006 (6 months ended May 27, 2006)	(322)	N/A	N/A	7,123	4.5%
2005	(676)	N/A	N/A	15,608	4.3%
2004	(272)	N/A	N/A	14,910	1.8%

Percentages in absolute values where appropriate.

2006 and 2005 amounts have been restated where appropriate.

Although the effects on assets and sales are clearly inconsequential, the effects on operating income and pretax income could be viewed as larger than inconsequential. However, the Company does not believe an investor will be misled because:

•	The Company continues to operate relatively close to break-even with respect to operating income making materiality comparisons to operating income less relevant.

•	The adjustment would not significantly affect comparisons of operating income as a percentage of sales.

•	The adjustment would not change operating income from a profit to a loss.

Please contact me directly at (276) 629-6757, by e-mail at bcsafrit@bassettfurniture.com or via fax at (276) 629-6332 for any additional comments, clarifications or questions you may have.

Sincerely,

/s/ Barry C. Safrit
Barry C. Safrit
Senior Vice President and CFO

/s/ Robert H. Spilman, Jr.
Robert H. Spilman, Jr.
President and CEO

Attachments

Exhibit 1

2. Restatements of Previously Reported Results

During 2006, the Staff of the Securities and Exchange Commission commenced a review of our 2005 Annual Report on Form 10-K. The Staff recommended changes to our accounting treatment associated with our acquisitions of three retail licensee operations in fiscal 2005 and our classification of certain notes receivable activity in the statement of cash flows. Upon further review, we concurred with the accounting treatment recommended by the Staff.

In connection with our acquisitions of the three retail licensee operations in 2005, we initially recognized pre-tax charges of $4,204 to (1) eliminate the gross profit on inventories previously sold to the licensees by Bassett and subsequently acquired in the acquisitions and (2) reduce goodwill associated with the acquisitions to a value we believed was appropriate. Upon further review, we have determined that these charges should not have been recognized in 2005. Accordingly, the inventories should have been stated at their estimated selling prices less cost of disposal as provided in the Financial Accounting Standards Board (FASB) Statement of Financial Accounting Standards No. 141, “Business Combinations” and the full amount of the goodwill should have been recorded on the balance sheet and allocated among the Company’s respective reporting units. These changes resulted in increases to pre-tax income in the second and third quarters of 2005 and corresponding increases in previously reported goodwill and inventory amounts. The third quarter of 2005 and all quarters subsequent to the three acquisitions include increases to cost of sales and lower pre-tax income amounts to reflect the additional costs of certain of the acquired inventories that were subsequently sold. These retail inventories consist of a mix of floor samples, store accessories, inventory committed for delivery and other inventories held for resale.

This purchase accounting restatement had the following effects as of the date of the respective acquisitions:

Increase (Decrease)
Asset impairment charges	$(4,204)
Income tax expense	1,681
Deferred tax assets	(1,681)
Goodwill	1,837
Inventories (reverse previous write down to Bassett cost)	2,074
Inventories (write-up to fair value)	487
Deferred tax assets (associated with write-up to inventories)	(194)

This purchase accounting restatement resulted in a decrease to net income for fiscal 2006 of $558 and an increase to net income for fiscal 2005 of $2,251. Please refer to Note 20 for the effects on the quarterly periods for 2006 and 2005.

As stated above, we also reduced our cash flows from operations by reclassifying net cash inflows of $828 and $622 from cash flows from operating activities to cash flows from investing activities for fiscal 2005 and 2004, respectively, related to certain notes receivable due from retail licensees. The effect of this restatement has also been reflected in footnote disclosures regarding goodwill (Notes 3 and 8), earnings per share (Notes 3 and 18), inventories (Note 4), income taxes (Note 10), segment information (Note 19) and quarterly information (Note 20).

Exhibit 1 – Continued

During our 2006 year end closing process, we also determined that previous actuarial assumptions and calculations associated with the death benefit, mortality and discount rates used in our actuarial valuation for our unfunded Supplemental Retirement Income Plan (“the Supplemental Plan”) were not correct. As specified by Statement of Financial Accounting Standards No. 154, “Accounting Changes and Error Corrections, a replacement of APB Opinion No. 20 and FASB Statement No. 3,” we have treated the effects of correcting the errors as a prior period adjustment as of November 30, 2003, the first day of the fiscal year ended November 27, 2004, and accordingly have restated our consolidated balance sheet. The cumulative effect of the restatement adjustments increased post employment benefit obligations by $5,278, increased deferred tax assets by $2,111 and decreased retained earnings by $3,167 as of the end of fiscal 2003 and 2004. The cumulative effect of the restatement adjustments as of November 26, 2005, were as follows:

Increase (Decrease)
Post employment benefit obligations	$5,649
Other accrued liabilities	(231)
Deferred tax assets	2,111
Retained earnings	(3,167)
Other long-term assets	140

As the effects of this adjustment on the net plan expense were not material for the years presented, we have not restated the consolidated statements of income. The effects of these restatements have also been reflected in the income tax note (Note 10). Please refer to Note 12 to the Consolidated Financial Statements for more information on the Supplemental Plan.

The following consolidated balance sheet, statement of income, statement of stockholders’ equity and statements of cash flows reconcile the previously reported and restated financial information.

Exhibit 1 - Continued

2005 Consolidated Balance Sheet (Restated)

	As of November 26, 2005
	As previously reported	Restatement Adjustments		Restated
Assets

Current assets
Cash and cash equivalents	$7,109			$7,109
Accounts receivable	37,069			37,069
Inventories	48,887	$2,108	(a)	50,995
Deferred income taxes	5,188			5,188
Assets held for sale	1,185			1,185
Other current assets	3,626			3,626

Total current assets	103,064	2,108		105,172

Property and equipment, net	64,644			64,644

Investments	76,890			76,890
Retail real estate	31,640			31,640
Notes receivable	15,768			15,768
Other, net	16,650	2,394	(b)	19,044

	140,948	2,394		143,342

Total assets	$308,656	$4,502		$313,158

Liabilities and Stockholders’ Equity

Current liabilities
Accounts payable	$19,421			$19,421
Accrued compensation and benefits	7,094			7,094
Customer deposits	7,525			7,525
Dividends payable	2,363			2,363
Other accrued liabilities	11,945	$(231	)(c)	11,714

Total current liabilities	48,348	(231)		48,117

Long-term liabilities
Post employment benefit obligations	9,208	5,649	(d)	14,857
Long-term debt	3,910			3,910
Real estate notes payable	15,144			15,144
Distributions in excess of affiliate earnings	11,833			11,833

	40,095	5,649		45,744

Commitments and Contingencies

Stockholders’ equity
Common stock	59,022			59,022
Retained earnings	156,471	(916	)(e)	155,555
Additional paid-in-capital	2,068			2,068
Accumulated other comprehensive income - unrealized holding gains, net of income tax	2,652			2,652
Total stockholders’ equity	220,213	(916)		219,297

Total liabilities and stockholders’ equity	$308,656	$4,502		$313,158

(a)	Represents the remaining inventory write up at November 26, 2005, that will flow through the income statement in subsequent periods.
(b)	Represents a net increase of $143 associated with the purchase accounting restatement (consisting of a $1,837 goodwill increase and a $1,694 net decrease in deferred tax assets) and a $2,111 increase in deferred tax assets and the recording of a $140 pension asset associated with the restatement of the unfunded liability for the Supplemental Retirement Income Plan.
(c)	Relates to the restatement of the unfunded liability for the Supplemental Retirement Income Plan.
(d)	Represents the increase to the post employment benefit obligation associated with the restatement of the unfunded liability for the Supplemental Retirement Income Plan. (See Note 12)
(e)	Includes a $2,251 increase associated with the purchase accounting restatement and a $3,167 decrease associated with the post employment benefit obligation restatement.

Exhibit 1 - Continued

2005 Consolidated Statement of Income (Restated)

	For the year ended November 26, 2005
	As previously reported	Restatement Adjustments		Restated
Net sales	$335,207			$335,207
Cost of sales	236,390	$453	(a)	236,843

Gross profit	98,817	(453)		98,364
Selling, general and administrative expenses	91,270			91,270
Impairment and restructuring charges	6,164	(4,204	)(b)	1,960

Income from operations	1,383	3,751		5,134

Income from investments, net	6,743			6,743
Income from unconsolidated affiliated companies, net	6,045			6,045
Interest expense	(3,242)			(3,242)
Other expense, net	(1,485)			(1,485)

Income before income tax provision	9,444	3,751		13,195
Income tax provision	(1,881)	(1,500	)(c)	(3,381)

Net income	$7,563	$2,251		$9,814

Net income per share
Basic earnings per share:	$0.64	$0.19		$0.83

Diluted earnings per share:	$0.63	$0.19		$0.82

(a)	Represents the increase to cost of sales as the restated inventory is sold.
(b)	Represents the reversal of the previously recorded acquisition-related charges.
(c)	Represents the tax effect at an effective tax rate of 40%.

2005 Consolidated Statement of Stockholders Equity (Restated)

	Common Stock		Additional paid-in capital	Retained earnings	Accumulated other comprehensive income	Total
	Shares	Amount
Balance, November 26, 2005, as previously reported	11,804,458	$59,022	$2,068	$156,471	$2,652	$220,213
Restatement adjustments associated with purchase accounting				2,251		2,251
Restatement adjustments associated with the Supplemental Retirement Income Plan	—	—	—	(3,167)	—	(3,167)

Balance, November 26, 2005 as restated	11,804,458	$59,022	$2,068	$155,555	$2,652	$219,297

Exhibit 1 - Continued

2005 Consolidated Statement of Cash Flows (Restated)

	For the year ended November 26, 2005
	As previously reported	Restatement Adjustments		Restated
Operating Activities
Net income	$7,563	$2,251		$9,814
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	9,674			9,674
Equity in undistributed income of investments and unconsolidated affiliated companies	(11,011)			(11,011)
Provision for write-down of impaired assets	5,124	(4,204	)(a)	920
Provision for losses on trade accounts receivable	2,603			2,603
Net gain from sales of investment securities	(1,379)			(1,379)
Deferred income taxes	(1,440)	1,500	(b)	60
Changes in post employment benefit obligations	(215)			(215)
Cash received from licensee notes for operating activities	—	23	(c)	23
Changes in operating assets and liabilities, exclusive of assets and liabilities impacted by business combinations:
Accounts receivable	(7,666)			(7,666)
Inventories	4,172	453	(d)	4,625
Other current assets	587			587
Notes receivable, net	851	(851	)(c)	—
Accounts payable and accrued liabilities	3,232			3,232

Net Cash Provided By (Used In) Operating Activities	12,095	(828)		11,267

Investing Activities
Purchases of property and equipment	(4,804)			(4,804)
Purchases of retail real estate	(6,286)			(6,286)
Proceeds from sales of property and equipment	1,644			1,644
Proceeds from sales of investments	17,454			17,454
Purchases of investments	(14,339)			(14,339)
Dividends from an affiliate	5,623			5,623
Net cash received on licensee notes	—	828	(c)	828
Acquisition of retail licensee stores, net of cash acquired	67			67
Other, net	761			761

Net Cash Provided By Investing Activities	120	828		948

Financing Activities
Borrowings under revolving credit arrangement, net	3,000			3,000
Repayments of long-term debt	(3,145)			(3,145)
Repayments of real estate notes payable	(460)			(460)
Issuance of common stock, net	1,065			1,065
Repurchases of common stock	(155)			(155)
Cash dividends	(9,433)			(9,433)
Net Cash Used In Financing Activities	(9,128)	—		(9,128)
Change In Cash And Cash Equivalents	3,087	—		3,087
Cash And Cash Equivalents - beginning of year	4,022			4,022

Cash And Cash Equivalents - end of year	$7,109	$—		$7,109

(a)	Represents the reversal of the previously recorded non-cash impairment charges.
(b)	Includes the reversal of the deferred tax benefit recorded on the $4,204 impairment charge partially offset by the deferred tax benefit recorded on the flow through of the inventory write up.
(c)	Represents the restatement of net cash inflows associated with licensee notes receivable to investing activities.
(d)	Represents the decrease in inventory balances due to the flow through of the inventory write up.

Exhibit 1 - Continued

2004 Consolidated Statement of Cash Flows (Restated)

	For the year ended November 27, 2004
	As previously reported	Restatement Adjustments		Restated
Operating Activities
Net income	$8,209			$8,209
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	10,151			10,151
Equity in undistributed income of investments and unconsolidated affiliated companies	(10,708)			(10,708)
Provision for write-down of impaired assets	2,353			2,353
Provision for losses on trade accounts receivable	1,430			1,430
Net gain from sales of investment securities	(1,188)			(1,188)
Net gain from sales of property and equipment	(3,890)			(3,890)
Deferred income taxes	1,876			1,876
Changes in post employment benefit obligations	(401)			(401)
Cash received from licensee notes for operating activities	—	$208	(a)	208
Changes in operating assets and liabilities, exclusive of assets and liabilities impacted by business combinations:
Accounts receivable	(2,707)			(2,707)
Inventories	(10,831)			(10,831)
Other current assets	(1,491)			(1,491)
Notes receivable, net	830	(830	)(a)	—
Accounts payable and accrued liabilities	1,682			1,682

Net Cash Used In Operating Activities	(4,685)	(622)		(5,307)

Investing Activities
Purchases of property and equipment	(7,866)			(7,866)
Purchases of retail real estate	(3,177)			(3,177)
Proceeds from sales of property and equipment	8,362			8,362
Proceeds from sales of investments	24,019			24,019
Purchases of investments	(24,979)			(24,979)
Dividends from an affiliate	5,623			5,623
Net cash received on licensee notes	—	622	(a)	622
Other, net	(715)			(715)

Net Cash Provided By Investing Activities	1,267	622		1,889

Financing Activities
Repayments of real estate notes payable	(201)			(201)
Issuance of common stock	2,587			2,587
Repurchases of common stock	(772)			(772)
Cash dividends	(9,355)			(9,355)

Net Cash Used In Financing Activities	(7,741)	—		(7,741)

Change In Cash And Cash Equivalents	(11,159)	—		(11,159)
Cash And Cash Equivalents - beginning of year	15,181			15,181

Cash And Cash Equivalents - end of year	$4,022	$—		$4,022

(a)	Represents the restatement of net cash inflows associated with licensee notes receivable to investing activities.

Exhibit 2

15. Acquisition of Retail Licensee Stores (Restated)

During the second quarter of 2005, we acquired a 76% ownership interest in our Dallas, Texas BFD store operation (“BFD-Dallas”). BFD-Dallas consisted of eight BFD stores in the greater Dallas, Texas metropolitan area. We accounted for this transaction using the purchase method of accounting. As such, as of the end of our second quarter, we began consolidating BFD-Dallas results of operations into our consolidated statements of income.

During the third quarter of 2005, we acquired 100% of the assets of our BFD licensee in upstate New York (“BFD-UNY”) and an additional 36% interest in our BFD licensee in Atlanta, Georgia (“BFD-Atlanta”) bringing our total ownership interest to 66%. BFD-UNY consists of two BFD stores in Rochester, N.Y., and one store in Buffalo, N.Y. BFD-Atlanta consisted of four BFD stores in the greater Atlanta, Ga., metropolitan area. We accounted for these transactions using the purchase method of accounting. We began consolidating BFD-UNY’s results of operations into our consolidated statements of income in August 2005. We began consolidating BFD-Atlanta’s results of operations into our consolidated statements of income in September 2005.

The aggregate purchase consideration for these three transactions was $3,550, which included $1,050 of cash and $2,500 of notes receivable converted to equity. The acquisitions included assets of $16,768 comprised of cash of $946, inventory of $8,336, notes receivable of $4,100, fixed assets of $2,415 and other assets of $971. The Company assumed liabilities of $22,481 comprised of various accounts and notes payable to the Company of $13,555, other accounts payable of $6,512 and long-term debt of $2,414.

The following table summarizes the estimated fair market values of the assets acquired and liabilities assumed at the respective dates of acquisition which were consolidated into our financial position:

As restated
Fair value of assets acquired	$16,768
Fair value of liabilities assumed	22,481

Net liabilities assumed	5,713
Purchase consideration	3,550

Goodwill and other intangibles before adjustments	9,263
Less identifiable intangible assets	(710)
Reversal of specific reserves associated with these licensees	(4,586)

Goodwill	$3,967

Prior to the acquisitions, we had $8,968 of accounts and notes receivable from the licensees net of bad debt reserves of $4,586. At the time of the acquisition, those reserves were used to reduce the amount of goodwill associated with the acquisitions. In addition, because of the negative book value of the acquired licensees, the resulting asset associated with minority interest for the Dallas and Atlanta licensees was recorded as an increase to goodwill. The identifiable intangible assets primarily consists of the value of the licensees’ customer bases and will be amortized over five years.

The acquisitions discussed above are central to our overall retail strategies and the purchase consideration paid for these transactions was based on both maintaining distribution for our wholesale business and generating a reasonable store level retail return from these operations. Therefore, we have allocated $1,116 of the goodwill to our retail segment and $2,851 to our wholesale segment.

Exhibit 2 - Continued

The following unaudited pro forma financial information for 2005 and 2004 is presented to illustrate what the estimated effect of the 2005 acquisitions of BFD-Dallas and BFD-Atlanta would have been if the transactions had occurred as of the beginning of each period presented below. The pro forma results do not include the acquisition of BFD-UNY as complete and accurate financial information was not available for those periods. The pro forma information shows sales net of elimination of inter-company sales and profit. The pro forma financial information is not necessarily indicative of the results of operations as they would have been had the transactions been effected on the assumed date nor is it necessarily indicative of future results.

	Unaudited Pro Forma
	November 26, 2005	November 27, 2004
Net sales	$344,415	$333,511

Net income	$7,282	$5,008

Diluted earnings per share	$0.61	$0.42

During the first quarter of 2006, we purchased the remaining 34% interest in BFD-Atlanta for $200 and recorded an additional $137 of goodwill. During the second quarter of 2006, we purchased an additional 15% interest in BFD-Dallas for $230 and recorded an additional $222 of goodwill. As of November 25, 2006, we own 100% of BFD-Atlanta and 91% of BFD-Dallas.

Subsequent to year end, we acquired the remaining 9% of BFD-Dallas for $120.

Exhibit 3

Purchase Price Allocation Table

	Dallas	Atlanta	Rochester	Total
Tangible assets acquired at book value:
Cash	$600	$231	$115	$946
Inventory	4,928	1,495	1,425	7,848 *
Other Current Assets	655	175	143	973
Notes Receivable from owner in NY			4,100	4,100
PP&E	1,814	297	304	2,415
Other	163	30	—	193

	8,160	2,228	6,087	16,475

Liabilities assumed at book value:
Accounts Payable to Bassett	(5,203)	(2,172)	(4,499)	(11,874)
Other Accounts Payable	(3,317)	(1,565)	(1,630)	(6,512)
Debt	(1,388)	(1,026)	—	(2,414)
Notes Payable	(146)	(600)	(935)	(1,681)

	(10,054)	(5,363)	(7,064)	(22,481)
Net Liabilities Assumed	(1,894)	(3,135)	(977)	(6,006)

Cash Purchase Price:
Cash				1,050
Note Conversion				2,500

Goodwill and Other Intangibles before Adjustments				9,556

Adjustments to Goodwill:
Inventory write up				(488)
Deferred tax liability on inventory write up				195
Reverse previously established A/R reserve				(3,050)
Reverse previously established N/R reserve				(1,536)
Record Minority Interest asset				(1,520)
Write off Minority Interest asset to goodwill				1,520 **
Record identifiable intangible assets				(710)

Final Goodwill Balance				$3,967

Goodwill balance before restatement				$2,130
Adjustments:
Eliminate inventory write down to Bassett cost				(2,074)
Write up inventory to estimated fair value				(488)
Deferred tax liability on inventory write up				195
Reverse impairment charges recorded				4,204

Restated goodwill balance				$3,967

*	- Does not include the additional $488 to value the inventory in accordance with SFAS 141. See adjustments to goodwill.
**	- Since negative minority interest amounts are not considered recoverable, they will be written off as an increase to goodwill.

Calculation of Minority Interest	Book Value of Net Liabilities	Minority Interest Percentage	Minority Interest Balance
Dallas	$(1,894)	24%	$(455)
Atlanta	(3,135)	34%	(1,066)

Total			$(1,520)